FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 11, 2013, announcing that the Colombian Ministry of Information Technology and Telecommunication (MINTIC) has extended the contract, with the extension valued at approximately $6.75M.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated June 11, 2013	By:	/s/ Alon Levy
Alon Levy
Gneral Counsel

Gilat Awarded $6.75M Contract Extension to Continue the
Provision of Internet Connectivity Services to Schools in Colombia

 -  Extension awarded by Colombian Ministry of Information Technologies and
Telecommunications will enable continued broadband service to over 1500 schools -

Petah Tikva, Israel, 11 June 2013 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that the Colombian Ministry of Information Technology and Telecommunication (MINTIC) has extended the contract, with the extension valued at approximately $6.75M. Under the contract, Gilat will continue to provide broadband internet connectivity to over 1500 schools throughout the country’s outlying areas.

This contract extends the award originally received by Gilat in December 2011. The project, hosted by the Direccion de Conectividad (formerly “Compartel”) and the Ministry’s “Fondo de Tecnologías de la Información y las Communicaciones,” is scheduled to finish by early December, 2013, at the end of the current extension.

“We were happy to receive the contract extension to continue providing Internet services to Colombian schools as part of the Ministry’s significant efforts to improve education and employment in rural areas,” said Danny Fridman, CEO of Gilat Peru and Colombia. “Gilat is proud to be part of improving the quality of education around the world by enabling broadband-enabled classrooms, providing students and teachers with fast, reliable, satellite connectivity.”

The network, which utilizes the innovative Sky-Edge II WebEnhance VSAT, will provide over 1500 schools with data rates of up to 2 Mbps located in five separate districts across rural Colombia. The program is part of the Colombian government’s ongoing efforts to “bridge the digital divide” and reduce the communications gap in Colombia with increased investment to improve access to advanced communications services in schools.

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About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com